International Business Machines Corporation (IBM)
Stockholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

To IBM Stockholders:

I urge stockholders to vote FOR Proposal 4 at the stockholder meeting.

The proposal asks IBM to prepare an annual report on its lobbying.

Resolved, the stockholders of IBM request the preparation of a report, updated annually, disclosing:

1.  Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.  Payments by IBM used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.  Description of management’s and the Board’s decision-making process and oversight for making payments described above.

The proposal is part of an ongoing investor campaign for greater corporate political spending and lobbying disclosure.1 Transparency and accountability in corporate spending to influence public policy are in the best interests of IBM stockholders. Without a clear system ensuring accountability, corporate assets can be used to promote public policy objectives which can pose risks to IBM’s reputation and stockholder value.

IBM should commit to corporate political responsibility by increasing its transparency by disclosing all of its third-party spending to influence public policy. In this letter, I will show support for this proposal is warranted because:

1.	Reputation is an important component of stockholder value;

2.	IBM’s current disclosures are inadequate;

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1 “Corporate Lobbying Disclosure is Material Investor Information,” As You Sow, March 23, 2024, at: https://www.proxypreview.org/contributor-articles-2024/corporate-lobbying-disclosure-is-material-investor-information.

3.	Dark money spending through trade associations and social welfare groups presents unknown risks; and

4.	IBM could easily provide details of its lobbying in an annual report to investors.

1.	Corporate Reputation Is an Important Component of Stockholder Value

•	IBM’s failure to provide robust and complete disclosure of its lobbying activities and expenditures exposes it to potential reputational damage. According to the 2023 Harris Corporate Reputation Survey, IBM ranked 30th of the 100 most visible US companies.[2]
•	The 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38% of market capitalization across the FTSE 100 & 250.”[3] The Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.[4]
•	According to a Deloitte survey, 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.[5]
•	Clearly, corporate reputation has significant impact on stockholder value.

2.	Disclosure Gaps - IBM Investors Need a Lobbying Report

•	Information on IBM’s state and third-party lobbying spending is difficult to obtain, limited and non-consolidated. IBM fails to provide to a comprehensive lobbying report where investors can learn relevant amounts spent on direct or indirect lobbying activities/relationships, priorities, and how those efforts are supportive of the company’s strategy and investor interests. Yet, IBM has a broad lobbying footprint.

Federal Lobbying – IBM Spends Millions Each Year

•	IBM spent $72,668,000 on federal lobbying from 2010 – 2023, and $11,560,000 in 2022 and 2023 alone.

State Lobbying – A “Black Hole” for Stockholders

•	State lobbying disclosure has been described as a “Black Hole,” with a new study finding 98% of the S&P 500 fails to disclose state-specific lobbying totals to stockholders.[6]

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2 “The 2023 Axios Harris Poll 100 reputation rankings,” Axios, May 23, 2023, at: https://www.axios.com/2023/05/23/corporate-brands-reputation-america.

3 “Link Between Corporate Reputation & Market Value Strengthens: Study,” Provoke Media, March 8, 2018, at: https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study.

4 “Unlocking the Value of Reputation,” Ipsos, May 2018, at: https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

5 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4, at: https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Governance-Risk-Compliance/gx_grc_Reputation@Risk%20survey%20report_FINAL.pdf

6 “The Corporate State Lobbying Black Hole,” Sustainable Investments Institute (Si2), Dec. 2023, at: https://www.citizen.org/wp-content/uploads/Corporate_State_Lobbying_Black_Hole_Report_2023.pdf.

•	Obtaining comprehensive state lobbying information is described by an expert as “nearly impossible” given “the ‘Byzantine’ manner in which the data is captured and made available online” which effectively buries information across many states’ websites[7]

•	IBM’s state-level lobbying spending is likely significant. According to a 2017 study that looked at disclosures from the six states with the most robust reporting requirements, IBM spent $2,005,196 between 2012 and 2015.[8]

•	In California, where disclosure is mandated, IBM spent $1,083,050 from 2010 to 2023 on lobbying.[9]

•	Yet IBM fails to provide any details of its state lobbying expenditures in an annual report to stockholders as requested by the proposal.

International Lobbying – Yearly Spending & Trade Associations

•	IBM also lobbies abroad, reportedly spending between €1,750,000 – €1,999,000 on lobbying in Europe for 2022.[10] To its credit, IBM does disclose its latest year’s total spending on EU lobbying.

•	IBM is also a member of many international trade associations that lobby like the European Services Forum, European Internet Forum and Information Technology Industry Council.

3.	The Company We Keep: IBM Does Not Provide Any Dark Money Disclosure

•	Stockholder proposals for lobbying disclosure capture dark money spending where there are no limits on what a company can give, whether through trade associations (TAs) or social welfare group (SWGs). While corporate donations to politicians and traditional PACs have strict limits, their payments to TAs and 501(c)(4) SWGs have no restrictions. Meaning companies can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity.

•	Undisclosed company payments dark money lobbying by trade associations and social welfare groups may be “at least double what is being reported.”[11] In 2017, TAs and SWGs spent $535 million on disclosed lobbying and $675 million on unregulated efforts to influence public policy, including strategic consulting, broadcast advertising, media relations, social media posts, polling and funding for astroturf campaigns.

Trade Association Blind Spot, Disclosure Lags Peers

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7 “Wal-Mart Improves Lobbying Disclosure after Stockholder Push,” Reuters, May 13, 2015, https://www.reuters.com/article/us-wal-mart-stores-disclosure-lobbying-e/exclusive-wal-mart-improves-lobbying-disclosure-after-stockholder-push-idUSKBN0NY0AH20150513, accessed March 18, 2019.

8 Heidi Welsh and Robin Young, “How Leading U.S. Corporations Govern and Spend on State Lobbying,” Sustainable Investments Institute and The Investor Responsibility Research Institute, February 2017, p. 30, available at: https://siinstitute.org/reports.html.

9 https://cal-access.sos.ca.gov/Lobbying/Employers/Detail.aspx?id=1145261&session=2023&view=activity.

10 https://ec.europa.eu/transparencyregister/public/consultation/displaylobbyist.do?id=7721359944-96.

11 “Business Group Spending on Lobbying in Washington at Least Double What’s Publicly Reported,” The Intercept, Aug. 6, 2019, at: https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

•	Corporations make payments to trade associations that are used to lobby indirectly on their behalf without specific disclosure or accountability. Trade associations spend hundreds of millions to lobby. For example, the Business Roundtable and US Chamber Commerce, which together have spent over $2.2 billion on federal lobbying since 1998.[12]

•	IBM stockholders face a trade association blind spot, as IBM fails to disclose its trade association payments, nor the portions of these payments used for lobbying.

•	IBM lists memberships 13 trade association, including the Business Roundtable and US Chamber Commerce, which together have spent over $2.2 billion on federal lobbying since 1998. Yet stockholders have no way to know how much of this is comprised of IBM’s payments.

•	IBM’s incomplete third-party disclosure lags many of its peer group members which are providing disclosure of their trade association and social welfare group payments and the amounts used for lobbying, including Accenture, AT&T, Boeing, Cisco, General Electric, Honeywell, Intel, Microsoft, Oracle, Qualcomm and UPS.[13]

•	And IBM’s disclosure leaves out memberships in major trade associations that lobby, including the Coalition of Service Industries, HR Policy Association, National Retail Federation and Partnership for New York City.

Trade Association Lobbying Misalignments Create Reputational Risk.

•	IBM’s trade association memberships and payments used for lobbying pose reputational risks and risks to long-term sustainable growth when the lobbying of its trade associations contradicts IBM’s public position, including on climate change and taxes. For example:

o	IBM believes in addressing climate change, yet the Business Roundtable opposed the Inflation Reduction Act and its historic investments in climate action,[14] the Chamber of Commerce reportedly has been a “central actor” in dissuading climate legislation over a two-decade period.[15]

o	And while IBM has attracted scrutiny for avoiding federal income taxes,[16] the Business Roundtable has lobbied against a new minimum corporate tax.[17]

•	This track record of IBM’s trade associations acting in contrast to the Company’s stated values and positions heighten its reputational risk. Without more comprehensive disclosure, stockholders cannot determine whether IBM is effectively able to prevent Company funds from being used for lobbying efforts contrary to the Company's and stockholders’ objectives and long-term interests.

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12 https://www.opensecrets.org/federal-lobbying/top-spenders?cycle=a.

13 Intel and Qualcomm disclose their trade association and social welfare group payments, as well as the portions used for lobbying. Accenture, Boeing, Microsoft and UPS disclose their trade association payments, as well as the portions used for lobbying. AT&T and General Electric, disclose their trade association and social welfare group payments used for lobbying. Cisco and Honeywell disclose their trade association payments used for lobbying. Oracle disclose its trade association and social welfare group payments.

14 “How a top US business lobby promised climate action – but worked to block efforts,” The Guardian, Aug. 19, 2022, at: https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable.

15 “Climate group pushes Big Tech to exit nation’s largest business lobby,” Washington Post, Aug. 2, 2023, at: https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.

16 “91 Fortune 500 companies paid no federal income tax in 2018,” Axios, Dec. 16, 2019, at: https://www.axios.com/2019/12/16/fortune-500-companies-corporate-income-tax.

17 “Biden wants rich companies to pay higher taxes. Some are fighting back.” Washington Post, Aug. 18, 2023, at: https://www.washingtonpost.com/business/2023/08/14/biden-corporate-tax/.

Social Welfare Groups are “Perfect Entity to Receive a Bribe”

•	IBM’s disclosure notably leaves out SWGs (501(c)(4) organizations), entities which can engage in lobbying. FirstEnergy’s trial over $60 million of dark-money payments led a prosecutor to note that a social welfare group is “a perfect entity to receive a secret bribe.”[18] The dark money scandal at FirstEnergy illustrates why investors need disclosure of SWG spending to prevent reputational, regulatory and financial damage. FirstEnergy agreed to pay $230 million for funneling $60 million through a dark money SWG group called Generation Now that was used for bribery in Ohio.[19]

•	The dark money connections to the riot also highlight social welfare group risks to stockholders. The Rule of Law Defense Fund is a social welfare group that helped organize the protest before the riots and is an arm of the Republican Attorneys General Association (RAGA).[20] Stockholders have no way to know if IBM donates to groups like the Rule of Law Defense Fund, because IBM fails to provide disclosure of its contributions to social welfare groups.

•	IBM is a member of the Bay Area Council[21] and the Future of Privacy Forum,[22] both which are 501(c)(4) social welfare groups. What other social welfare memberships are IBM failing to disclose?

IBM’s Trade Association Ties to American Legislative Exchange Council

•	IBM does not belong to the American Legislative Exchange Council (ALEC). However, IBM is represented at ALEC by its trade associations. For example, the US Chamber sits on its Private Enterprise Advisory Council.[23]

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18 “Ohio Republicans accused of taking $60m in bribes as corruption trial opens,” The Guardian, Jan. 24, 2023, at: https://www.theguardian.com/us-news/2023/jan/23/ohio-republican-larry-householder-corruption-trial.

19 “FirstEnergy to pay $230M in agreement in Ohio bribery case,” AP News, July 23, 2021, at: https://apnews.com/article/business-government-and-politics-ohio-a4dd75020561d8b533fdabcb98a0a350.

20 Republican Attorneys General Dark Money Group Organized Protest Preceding Capitol Mob Attack, Documented, Jan. 7, 2021, at: https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

21 https://www.bayareacouncil.org/member-companies/.

22 https://fpf.org/membership/advisory-board/.

23 “Coming soon in Ohio? ALEC releases new raft of model legislation,” Ohio Capital Journal, Sept. 6, 2023, at: https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

•	ALEC has been attacking “woke capitalism”[24] It has drafted two “anti-ESG” model legislation bills.[25] ALEC has attracted negative attention for its role in promoting bills that undermine regulations to address issues like climate change, workplace safety and workers’ rights. ALEC has also attracted attention for “numerous ties to the Capitol insurrection and Big Lie” challenging the validity of the election results,[26] as well as promoting voter suppression[27] and critical race theory.[28]

IBM Has Its Lobbying Information and Could Easily Report It to Stockholders

•	IBM notes that this proposal was rejected last year by stockholders. But the proposal was supported by 48% percent of stockholders, signaling significant investor interest in greater lobbying disclosure.

•	IBM discusses a high ranking for political contributions disclosure, yet this proposal is asking for lobbying disclosure. It is disingenuous and misleading for our company to confuse this point. IBM’s CPA-Zicklin ranking has nothing to do with lobbying spending disclosure.

•	The assertion “IBM already provides the disclosure requested by this proposal” is false. As detailed, IBM fails to provide stockholders critical information on its trade association and social welfare group memberships, including the amounts of IBM’s payments which are being used to lobby.

Lobbying Transparency: What Gets Disclosed Gets Managed.

•	If IBM has nothing to hide, transparent disclosure would simply show that its lobbying is being done for the company and stockholders’ best interests.

•	Knowing our company’s lobbying will be disclosed will ensure board and management oversight to safeguard that lobbying is being done in stockholder and IBM’s best interests.

The well-documented reputational risks of IBM’s lobbying and its inadequate lobbying disclosure policies highlight the critical need for the Company to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details.

For all of the above reasons, I believe that IBM’s current lobbying disclosures are inadequate to protect stockholder interests. I urge you to vote FOR Item 4, the stockholder proposal requesting a report on the Company’s lobbying expenditures.

Sincerely,

John Chevedden

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24 “Abandoning Free Market and Liberty Principles, ALEC Takes on ‘Woke Capitalism,’ Bodily Autonomy, and More at Its Annual Meeting,” Center for Media and Democracy, July 27, 2022, at: https://www.exposedbycmd.org/2022/07/27/abandoning-free-market-and-liberty-principles-alec-takes-on-woke-capitalism-bodily-autonomy-and-more-at-its-annual-meeting/.

25 “ALEC Eyes Sweeping Government Blacklists,” Center for Media and Democracy, Nov. 10, 2022, at: https://www.exposedbycmd.org/2022/11/10/alec-eyes-sweeping-government-blacklists/.

26 “ALEC’s Numerous Ties to the Capitol Insurrection and ‘Big Lie,’” Center for Media and Democracy, Jan. 27, 2021, at: https://www.exposedbycmd.org/2021/01/27/alecs-numerous-ties-to-the-capitol-insurrection-and-big-lie/

27 “CMD Joins 300+ Groups in Call for Companies to Quit ALEC Over Voter Suppression Bills,” Center for Media and Democracy, June 14, 2021, at: https://www.exposedbycmd.org/2021/06/14/cmd-joins-300-groups-in-call-for-companies-to-quit-alec-over-voter-suppression-bills/.

28 “Critical Race Theory Gives Business Leaders Yet Another Reason to Quit ALEC,” Triple Pundit, July 21, 2021, at: https://www.triplepundit.com/story/2021/critical-race-theory-alec/725786.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the stockholder is not able to vote your proxies, nor does this communication contemplate such an event.

The stockholder asks all stockholders to vote by following the procedural instructions provided in the proxy materials.